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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

Riviera Holdings Corp.
(Name of Issuer)
Common Stock, $.001 per share
(Title of Class of Securities)
769627100
(CUSIP Number)
Susan J. Macaulay
Lamb Partners
900 North Michigan Avenue
Suite 1900
Chicago, IL 60611
(312) 915-2837
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	769627100	Page	2	of	16

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	High Desert Gaming, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		379,010

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		379,010

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	379,010

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	769627100	Page	3	of	16

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Lamb Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		454,310

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		454,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	454,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	769627100	Page	4	of	16

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Lamb Investors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		454,310

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		454,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	454,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	769627100	Page	5	of	16

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Lamb, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		454,310

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		454,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	454,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	769627100	Page	6	of	16

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Isle Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		75,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		75,300

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	75,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	769627100	Page	7	of	16

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Gregory A. Carlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		454,310

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		454,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	454,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	769627100	Page	8	of	16

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Neil G. Bluhm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		454,310

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		454,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	454,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	769627100	Page	9	of	16

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	BCB Consultants, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		75,300

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		75,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	75,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	769627100	Page	10	of	16

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Brian C. Black

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		75,300

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		75,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	75,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	769627100	Page	11	of	16
ITEM 1. SECURITY AND ISSUER
     The class of equity securities to which this statement on Schedule 13D/A relates is the common stock, par value $0.001 per share (the “Common Stock”), of Riviera Holdings Corp., a Nevada Corporation (the “Company”). The Company’s principal executive offices are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.
ITEM 2. IDENTITY AND BACKGROUND
     This statement on Schedule 13D/A is being filed by High Desert Gaming, LLC (“HDG”), Lamb Partners, Lamb Investors, Inc., Lamb, LLC, Isle Investors, LLC (“Isle”), Gregory A. Carlin, Neil G. Bluhm, BCB Consultants, LLC (“BCB”) and Brian C. Black (together the “Reporting Persons”).
     HDG is a limited liability company formed under the laws of Delaware with its business address at 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611. HGD’s principal business is investment in securities and various other asset classes.
     Lamb Partners, a general partnership formed under the laws of Illinois, is a member of HDG with an approximate 74% equity interest in HDG and an approximate 62.6% equity interest in Isle. Lamb Partners’ business address is 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611 and its principal business is investment in securities and various other asset classes.
     Lamb Investors, Inc., a Delaware corporation, is a partner in Lamb Partners with an approximate equity interest of 1.1% in Lamb Partners. Lamb Investors, Inc.’s business address is 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611 and its principal business is investment in securities and various other asset classes.
     Lamb, LLC, a limited liability company formed under the laws of Delaware, is the managing partner of Lamb Partners with an approximate 98.9% equity interest in Lamb Partners and a 100% equity interest in Lamb Investors, Inc. Lamb, LLC’s business address is 0223 Placer Lane, Aspen, CO 81612, P.O. Box 2147 and its principal business is investment in securities and various other asset classes.
     Isle is a limited liability company formed under the laws of Delaware with its business address at 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611. Isle’s principal business is investment in securities and various other asset classes.
     BCB is a limited liability company formed under the laws of Delaware with its business address at 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611. Isle’s principal business is investment in securities and various other asset classes. BCB is a member and manager of Isle with an approximate 1.4% equity interest in Isle.
     Mr. Carlin is a manager of HDC with an approximate 12% equity interest in HDC, as well as a manager of Isle with an approximate 14.5% equity interest in Isle. Mr. Carlin is a citizen of the United States. Mr. Carlin’s business address is 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611 and his present principal occupation is Managing Director of Lamb Partners. Mr. Bluhm is a manager of HDC with an approximate 1% equity interest in HDC, the President of Lamb Investors, Inc., the sole manager of Lamb, LLC with an approximate 1.1% equity interest in Lamb, LLC and has an approximate 21.5% equity interest in Isle. Mr. Bluhm is a citizen of the United States. Mr. Bluhm’s business address is 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611 and his present principal occupation is that of private investor. Mr. Black is the manager and sole member of BCB. Mr. Black is a citizen of the

CUSIP No.	769627100	Page	12	of	16
United States. Mr. Black’s business address is 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611, and his principal occupation is acting as Manager of BCB.
     None of the Reporting Persons has during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The shares owned by HDG and Isle were acquired using their respective working capital, none of which was borrowed. HGH acquired 300,000 shares of Common Stock on January 6, 2006 for an aggregate purchase price of $4,500,000 and 327,441 shares of Common Stock on August 7, 2006 for an aggregate purchase price of $4,911,615. Isle acquired 15,000 shares of Common Stock on July 6, 2004 for an aggregate purchase price of $44,282.68, and 60,300 shares of Common Stock on July 8, 2004 for an aggregate purchase price of $176,907.06.
ITEM 4. PURPOSE OF TRANSACTION
     The shares of Common Stock owned by Isle were acquired for investment purposes.
     From December 22, 2005 until April 16, 2007, the Reporting Persons were deemed to be members of a group, which was deemed to constitute a single person pursuant to Section 13(d)(3) of the Act and which included, at various times, the Reporting Persons, as well as: Flag Luxury Riv, LLC; Flag Luxury Properties, LLC; MJX Flag Associates, LLC; Flag Leisure Group, LLC; Sillerman Real Estate Ventures, LLC; LMN 134 Family Company LLC; Mitchell Nelson; Robert Sillerman; Paul Kanavos; RH1, LLC; Metro Investment, LLC; FC208, LLC; TTERB Living Trust dated 6/20/2000; Brett Torino; Rivacq LLC; SOF U.S. Hotel Co-Invest Holdings, L.L.C.; SOF-VII US Hotel Holdings, L.L.C.; I-1/I-2 U.S. Holdings, L.L.C.; Starwood Global Opportunity Fund VII-A, L.P.; Starwood Global Opportunity Fund VII-B, L.P.; Starwood U.S. Opportunity Fund VII-D, L.P.; Starwood U.S. Opportunity Fund VII-D-2, L.P.; Starwood Capital Hospitality Fund I-1, L.P.; Starwood Capital Hospitality Fund I-2, L.P.; SOF-VII Management, L.L.C.; SCG Hotel Management, L.L.C.; Starwood Capital Group Global, LLC; Barry S. Sternlicht (together, the “Prior Group”). The Prior Group filed a statement on Schedule 13D on December 28, 2005, which was subsequently amended on March 3, 2006, March 23, 2006, April 7, 2006, May 23, 2006, August 2, 2006, August 4, 2006, March 12, 2007, March 23, 2007, March 26, 2007 and March 30, 2007 (collectively the “Prior Schedule 13D”). On April 17, 2007, the members of the Prior Group, other than the Reporting Persons, amended the Prior Schedule 13D to indicate, among other things, that the Reporting Persons ceased to be members of the Prior Group as of April 16, 2007.
     HDG acquired the shares of Common Stock owned by it in connection with transactions involving the Prior Group as described in Item 4 of the Prior Schedule 13D, which is incorporated herein by reference thereto. Since April 16, 2007, HDG has held the shares of Common Stock owned by it for investment purposes.
     Except as indicated above with respect to periods prior to April 16, 2007, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies in the board of directors; (e) any material change in the present capitalization or dividend policy of the

CUSIP No.	769627100	Page	13	of	16
Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Articles of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Act of 1933, as amended, or (j) any action similar to those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
     HDG is the owner of 379,010 shares of Common Stock, which represent approximately 3.04% of the 12,463,755 outstanding shares of Common Stock as of May 8, 2007. Lamb Partners, as a member of HDG with an approximate 74% equity interest in HDG, may also be deemed to have beneficial ownership of the shares of Common Stock owned by HDG. Lamb Investors, Inc., as a partner in Lamb Partners, may also be deemed to have beneficial ownership of the shares of Common Stock owned by HDG. Lamb, LLC, as a partner with an approximate 98.9% equity interest in Lamb Partners, may also be deemed to have beneficial ownership of the shares of Common Stock owned by HDG. Mr. Carlin, as a manager of HDG, may also be deemed to have beneficial ownership of the shares of Common Stock owned by HDG. Mr. Bluhm, as a manager of HDG and as managing member of Lamb, LLC, may also be deemed to have beneficial ownership of the shares of Common Stock owned by HDG.
     Isle is the record and beneficial owner of 75,300 shares of Common Stock, which represent approximately 0.60% of the 12,463,755 outstanding shares of Common Stock as of May 8, 2007. Lamb Partners, as a member with an approximate 62.6% equity interest in Isle, may be deemed to have beneficial ownership of the shares of Common Stock owned by Isle. Lamb Investors, Inc. and Lamb, LLC, as the managing partners of Lamb Partners, may be deemed to have beneficial ownership of the shares of Common Stock owned by Isle. Mr. Carlin, as the manager of Isle, may be deemed to have beneficial ownership of the shares of Common Stock owned by Isle. Mr. Bluhm, as a member with an approximate equity interest of 21.5% in Isle and the manager of Lamb, LLC, may be deemed to have beneficial ownership of the shares of Common Stock owned by Isle. BCB, as a manager of Isle and a member with an approximate 1.4% equity interest in Isle, may be deemed to have beneficial ownership of the shares of Common Stock owned by Isle. Mr. Black, as the manager and sole member of BCB, may be deemed to have beneficial ownership of the shares of Common Stock owned by Isle.
     As of May 4, 2007, none of the Reporting Persons beneficially owned more than five percent of the Common Stock.
     The ownership percentages, voting power and dispositive power of each of the Reporting Persons are set forth on pages 2-10 of this report, which pages are incorporated by reference thereto into this Item 5.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
     On April 16, 2007, HDG and certain members of the Prior Group entered into a letter agreement, the contents of which are described in Item 4 of the Prior Schedule 13D. A copy of such letter agreement is filed as Exhibit 10.16 to the Prior Schedule 13D and incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     The following documents are hereby filed as exhibits:

CUSIP No.	769627100	Page	14	of	16

Exhibit 10.1	Letter Agreement, dated April 16, 2007, among Flag Luxury Riv, LLC, RH1, LLC, Rivacq LLC and High Desert Gaming, LLC (incorporated herein by reference to the Prior Schedule 13D)

Exhibit 10.2	Joint Filing Agreement, dated as of April 20, 2007, among: High Desert Gaming, LLC; Lamb Partners; Lamb Investors, Inc., Lamb, LLC; Isle Investors, LLC; Gregory A. Carlin; Neil G. Bluhm; BCB Consultants, LLC; and Brian C. Black (together, the “Reporting Persons”)

CUSIP No.	769627100	Page	15	of	16
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

High Desert Gaming, LLC

By:	/s/ Gregory A. Carlin

Name:	Gregory A. Carlin
Title:	Manager

Lamb Partners

By:	Lamb, LLC

Its Partner

	By:	/s/ Neil G. Bluhm
	Name:	Neil G. Bluhm
	Title:	Manager

By:	Lamb Investors, Inc.

Its Partner

	By:	/s/ Neil G. Bluhm
	Name:	Neil G. Bluhm
	Title:	President

Lamb, LLC

By:	/s/ Neil G. Bluhm

Name:	Neil G. Bluhm
Title:	Manager

Lamb Investors, Inc.

	By:	/s/ Neil G. Bluhm
	Name:	Neil G. Bluhm
	Title:	President

Isle Investors, LLC

By:	/s/ Gregory A. Carlin

Name:	Gregory A. Carlin
Title:	Manager

CUSIP No.	769627100	Page	16	of	16

Gregory A. Carlin

/s/ Gregory A. Carlin

Neil G. Bluhm

/s/ Neil G. Bluhm

BCB Consultants, LLC

By:	/s/ Brian C. Black
Name:	Brian C. Black
Title:	Manager

Brian C. Black

/s/ Brian C. Black

Dated: May 16, 2007